SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

Stem, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

85859N102

(CUSIP Number)

April 28, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85859N102

1.	Name of Reporting Person RWE Supply & Trading GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 5,933,946
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,933,946
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,933,946
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 4.7%
12.	Type of Reporting Person (See Instructions): FI, OO

Item 1(a)	Name of Issuer:

Stem, Inc., a Delaware corporation

Item 1(b)	Address of issuer’s principal executive offices:

100 Rollins Road, Millbrae, California 94030

Item 2(a).	Name of Person Filing:

This statement is filed by RWE Supply & Trading GmbH (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

RWE Platz 6, 45141 Essen, Germany

Item 2(c).	Citizenship:

See Row 4 of the cover page.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

85859N102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page.

(b)	Percent of Class:

See Row 11 of the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of the cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2021

RWE Supply & Trading GmbH

By:	/s/ Michael Rees
Name:	Michael Rees
Title:	Joint Attorney

By:	/s/ Kostas Papamantellos
Name:	Kostas Papamantellos
Title:	Joint Attorney